Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025
(In thousands of United States dollars)

		September 30, 2026	December 31, 2025
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	86,822	108,327
Restricted cash	12(a)	25,922	-
Accounts receivable		918	71
Inventories	5	121,130	70,802
Value added tax receivables		27,837	10,808
Prepaid expenses and other	6	14,396	12,175
		277,025	202,183
Non-current assets
Mineral properties, plant and equipment	7	479,906	388,609
Other non-current as sets	9,12(b)	8,033	8,259
		487,939	396,868
Total assets		764,964	599,051
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	117,161	87,053
Income taxes payable	21	13,597	4,167
Financial liabilities	23	16,879	77,317
Lease liabilities	10	20,206	16,806
Deferred consideration	11(a)	29,546	28,242
Provisions	12(a)	6,995	6,995
		204,384	220,580
Non-current liabilities
Lease liabilities	10	51,912	20,269
Contingent consideration	11(b),(c)	29,399	26,308
Asset retirement provisions	12(b)	72,808	75,732
Deferred tax liabilities	21	28,615	23,024
Other non-current liabilities		-	11,480
		182,734	156,813
Total liabilities		387,118	377,393
Equity
Common shareholders' equity
Share capital		622,621	619,311
Equity reserves		56,291	54,530
Accumulated deficit		(319,912)	(454,985)
Total common shareholders' equity		359,000	218,856
Non-controlling interest	15	18,846	2,802
Total equity		377,846	221,658

Total liabilities and equity		764,964	599,051

Commitments and contingencies	23

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(In thousands of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2026	2025	2026	2025
	Note	$	$	$	$
Revenue	16	172,138	114,197	495,230	288,091
Realized and unrealized losses on gold hedges ⁽¹⁾	16	(7,294)	(38,199)	(2,013)	(85,824)
Net revenue		164,844	75,998	493,217	202,267

Cost of sales:
Production costs	17	(55,940)	(41,630)	(156,186)	(123,175)
Depreciation and depletion	7	(16,312)	(15,256)	(44,295)	(42,703)
Royalties	18	(20,346)	(9,135)	(55,239)	(21,515)
Total cost of sales		(92,598)	(66,021)	(255,720)	(187,393)

Income from mine operations		72,246	9,977	237,497	14,874

General and administrative expenses	19	(4,723)	(8,922)	(11,265)	(18,265)
Exploration and evaluation expenditures		(1,640)	(879)	(3,253)	(3,260)
Income (loss) from operations		65,883	176	222,979	(6,651)

Finance income		873	2,247	2,176	5,297
Finance expense(1)	20	(4,801)	(4,621)	(16,442)	(13,245)
Foreign exchange gain (loss)		32	(3,248)	(1,706)	2,036
Income (loss) before taxes		61,987	(5,446)	207,007	(12,563)

Current income tax expense	21	(15,255)	(21,828)	(50,299)	(22,549)
Deferred income tax expense	21	(1,373)	(14,746)	(5,591)	(14,746)
Net income (loss) and comprehensive income (loss)		45,359	(42,020)	151,117	(49,858)

Net income (loss) attributable to:
Common shareholders of the Company		40,505	(38,636)	135,073	(46,116)
Non-controlling interest	15	4,854	(3,384)	16,044	(3,742)
Net income (loss) for the period		45,359	(42,020)	151,117	(49,858)

Weighted average number of shares outstanding:
Basic		261,782,898	258,791,445	261,125,875	257,905,353
Diluted	22	269,718,423	258,791,445	269,619,136	257,905,353

Net income (loss) per share attributable to common shareholders:
Basic		0.15	(0.15)	0.52	(0.18)
Diluted		0.15	(0.15)	0.50	(0.18)

(1) September 30, 2025 figures have been restated as a result of changes to the presentation of realized and unrealized losses on gold hedge derivative instruments. For more information on this change in accounting policy, refer to note 16 of these interim financial statements and note 3(n) of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(In thousands of United States dollars, except for number of common shares)

		Number of				Non-
		common		Equity	Accumulated	controlling
		shares	Share capital	reserves	deficit	interest	Total equity
	Note		$	$	$	$	$
Balance as at January 1, 2025		257,077,946	616,203	52,948	(425,695)	4,313	247,769
Issuance of common shares:
Exercise of stock options	14(a)	2,282,498	2,682	(847)	-	-	1,835
Equity-settled long-term incentive plan awards	14(b)	77,996	97	-	-	-	97
Share-based compensation expense	14(e)	-	-	2,110	-	-	2,110
Net loss and comprehensive loss for the period		-	-	-	(46,116)	(3,742)	(49,858)
Balance as at September 30, 2025		259,438,440	618,982	54,211	(471,811)	571	201,953

Balance as at January 1, 2026		259,790,437	619,311	54,530	(454,985)	2,802	221,658
Issuance of common shares:
Exercise of stock options , net of issuance costs	14(a)	2,126,997	2,978	(913)	-	-	2,065
Equity-settled long-term incentive plan awards	14(b)	136,996	332	(86)	-	-	246
Share-based compensation expense	14(e)	-	-	2,760	-	-	2,760
Net income and comprehensive income for the period		-	-	-	135,073	16,044	151,117
Balance as at September 30, 2026		262,054,430	622,621	56,291	(319,912)	18,846	377,846

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC. UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025 (In thousands of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2026	2025	2026	2025
	Note	$	$	$	$

Operating activities:
Net income (loss) for the period		45,359	(42,020)	151,117	(49,858)
Adjustments for:
Depreciation and depletion	7,19	16,344	15,285	44,391	42,793
Share-based compensation	14(e)	1,241	5,713	446	7,806
Finance income		(531)	(2,247)	(1,578)	(5,297)
Finance expense	20	4,801	4,621	16,442	13,245
Unrealized (gain) loss on gold hedge derivative instruments	16,25(b)	(20,585)	25,105	(71,432)	57,128
Unrealized foreign exchange loss (gain)		454	1,011	1,521	(1,509)
Current income tax expense	21	15,255	21,828	50,299	22,549
Income taxes paid	21	(18,331)	(11,577)	(40,932)	(12,298)
Deferred income tax expense	21	1,373	14,746	5,591	14,746
Operating cash flow before working capital changes and legal restriction		45,380	32,465	155,865	89,305
Change in working capital	24	11,570	7,984	(20,300)	12,850
Cash flow from operating activities, before legal restriction		56,950	40,449	135,565	102,155
Legal restriction on cash and cash equivalents	12(a)	-	-	(25,922)	-
Cash flow from operating activities		56,950	40,449	109,643	102,155

Investing activities:
Expenditures on mineral properties, plant and equipment	7	(45,638)	(35,260)	(118,221)	(83,336)
Interest received		278	879	1,290	2,763
Purchase of marketable securities		(788)	-	(856)	(473)
Sale of marketable securities		776	-	842	-
Cash flow us ed in investing activities		(45,372)	(34,381)	(116,945)	(81,046)

Financing activities:
Lease liability payments	10	(5,076)	(5,076)	(14,938)	(13,798)
Shares is sued for cash on exercise of stock options, net of costs	14(a)	551	978	2,065	1,835
Revolving credit facility standby fees and other costs	9	(340)	-	(1,009)	-
Cash flow us ed in financing activities		(4,865)	(4,098)	(13,882)	(11,963)

Impact of foreign exchange on cash and cash equivalents		84	(211)	(321)	1,519

Net increase (decrease) in cash and cash equivalents during the period		6,797	1,759	(21,505)	10,665
Cash and cash equivalents, beginning of period		80,025	114,681	108,327	105,775
Cash and cash equivalents, end of period		86,822	116,440	86,822	116,440

Supplemental cash flow information	24

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM"), of which the Company owns 90% and the Government of Ghana holds a 10% free-carried interest (non-controlling interest). The AGM consists of four main open-pit mining areas: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS accounting standards and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issue and approved by the Company's Board of Directors on November 5, 2026.

The accounting policies followed by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States ("U.S.") dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

Certain comparative period financial information has been restated to conform with the current period presentation.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2026. The Company controls an entity when it has power over that entity, exposure or rights to variable returns arising from its involvement, and the ability to exercise that power to affect the amount of the Company's returns.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(b) Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

There have been no material changes in the Company's subsidiaries from those disclosed in the audited consolidated annual financial statements for the year ended December 31, 2025.

(c) Accounting standards adopted during the period

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and required additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 were effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 had no significant impact on the Company's consolidated financial statements.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of September 30, 2026:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'.  IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company has advanced its evaluation of the implementation of IFRS 18 and identified the following potential impacts, which are not exhaustive, on its consolidated financial statements:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(d) Accounting standards and amendments issued but not yet adopted (continued)

IFRS 18 (continued)

– Certain items of income or expense will be grouped differently within the operating, investing and financing categories resulting in new subtotals or line items in the Statement of Operations and Comprehensive Income (Loss);

– The starting point of the Statement of Cash Flows under the indirect method will be 'operating profit or loss', which may result in fewer reconciling items within operating activities;

– There may be further disaggregation of certain operating expenses in the financial statement notes such that line items aggregate expenses with similar characteristics; and

– There will be new disclosures for management-defined performance measures ("MPM"). An MPM has been defined as a subtotal of income and expenses that is used in communications outside of the financial statements to highlight a particular aspect of overall financial performance. On a preliminary basis, the Company has identified the following MPMs used in communications outside of the financial statements: adjusted net income; earnings before interest, taxes, depreciation, and amortization ("EBITDA"); and adjusted EBITDA.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS accounting standards, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

4. Cash and cash equivalents

	September 30, 2026	December 31, 2025
	$	$
Cash held in banks	82,997	98,799
Short-term investments	3,825	9,528
Cash and cash equivalents	86,822	108,327

5. Inventories

	September 30, 2026	December 31, 2025
	$	$
Gold dore on hand	939	469
Gold-in-process	3,774	3,880
Ore stockpiles	98,156	49,361
Supplies	18,261	17,092
Total inventories	121,130	70,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

6. Prepaid expenses and other

	September 30, 2026	December 31, 2025
	$	$
Prepaid expenses	10,960	7,649
Marketable securities	3,436	4,526
Total prepaid expenses and other	14,396	12,175

During the three and nine months ended September 30, 2026, the Company recorded a $0.3 million and $1.4 million mark-to-market loss on its marketable securities, respectively, which is presented in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and nine months ended September 30, 2025 - $1.4 million and $2.5 million mark-to-market gain, respectively, presented in finance income).

7. Mineral properties, plant and equipment ("MPP&E")

		Exploration
		and	Plant,		Assets
	Mineral	evaluation	buildings and	Right-of-	under	Corporate
	properties	assets	equipment	use assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2025	108,004	3,964	195,002	47,615	1,784	515	356,884
Additions	106,197	-	1,260	11,157	8,818	76	127,508
Change in asset retirement provisions (note 12(b))	6,992	-	-	-	-	-	6,992
Transfers	-	-	8,677	-	(8,677)	-	-
As at December 31, 2025	221,193	3,964	204,939	58,772	1,925	591	491,384
Additions	102,538	-	2,247	43,991	8,134	27	156,937
Change in asset retirement provisions (note 12(b))	(5,394)	-	-	-	-	-	(5,394)
Transfers	271	-	-	-	(271)	-	-
As at September 30, 2026	318,608	3,964	207,186	102,763	9,788	618	642,927

Accumulated depreciation and depletion
As at January 1, 2025	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)
Depreciation and depletion expense	(50,099)	-	(9,281)	(15,915)	-	(25)	(75,320)
As at December 31, 2025	(60,069)	-	(14,953)	(27,254)	-	(499)	(102,775)
Depreciation and depletion expense	(45,194)	-	(3,628)	(11,396)	-	(28)	(60,246)
As at September 30, 2026	(105,263)	-	(18,581)	(38,650)	-	(527)	(163,021)

Net book value:
As at December 31, 2025	161,124	3,964	189,986	31,518	1,925	92	388,609
As at September 30, 2026	213,345	3,964	188,605	64,113	9,788	91	479,906

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

7. Mineral properties, plant and equipment ("MPP&E") (continued)

During the three and nine months ended September 30, 2026, additions to mineral interests included capitalized stripping costs at the Abore and Esaase deposits of $4.5 million and $19.4 million, respectively, (three and nine months ended September 30, 2025 - $11.9 million and $38.9 million, respectively) and $24.6 million and $60.2 million of pre‐stripping costs at the Nkran deposit, respectively (three and nine months ended September 30, 2025 - $12.0 million and $22.1 million, respectively).

During the three and nine months ended September 30, 2026, depreciation and depletion expense recognized in the Statements of Operations and Comprehensive Income (Loss) included a credit of $8.6 million and $15.9 million to depreciation expense, respectively, which was capitalized to inventories (three and nine months ended September 30, 2025 - credit of $6.2 million and $9.0 million to depreciation expense, respectively, which was capitalized to inventories).

Refer to note 19 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses. Refer to note 9 for details on the Company's revolving credit facility, which is secured by a first priority charge against Asanko Gold Ghana Ltd.'s ("AGGL") assets, including mineral properties, plant and equipment.

8. Accounts payable and accrued liabilities

The Company's accounts payable and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities, and corporate expenses. The normal credit period for supplier payables is typically between 30 and 90 days. Accounts payable and accrued liabilities are comprised of the following items:

	September 30, 2026	December 31, 2025
	$	$
Supplier payables	36,445	22,226
Accrued liabilities	43,765	36,737
Royalties, mineral rights fees and withholding taxes	26,835	14,510
Current portion of long-term incentive plan liabilities (note 14)	10,116	13,580
Total accounts payable and accrued liabilities	117,161	87,053

9. Revolving credit facility

On December 19, 2025, the Company's subsidiary AGGL entered into a revolving credit facility (the "RCF") with FirstRand Bank Limited, acting through its Rand Merchant Bank division. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% to 4.20% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% to 1.47% per annum. During the nine months ended September 30, 2026, the Company recognized standby fees of $0.8 million.

The RCF is guaranteed by certain subsidiaries of the Company and is also secured by a first priority charge against AGGL's assets, and a first priority share pledge of certain of the Company's subsidiaries.  Additionally, the RCF includes certain financial covenants to be tested semi-annually, as disclosed in the Company's consolidated annual financial statements for the year ended December 31, 2025. As of September 30, 2026, the Company had not drawn on the RCF and was in compliance with all covenants.

The Company deposited $1.1 million of cash into a reserve account in connection with the RCF. This cash is restricted until the term of the RCF expires and has been presented within other non-current assets in the Statement of Financial Position.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

10. Lease liabilities

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	37,075	38,872
Leases entered into and additions during the period (note 7)	43,991	11,157
Lease payments	(14,938)	(19,265)
Interest expense (note 20)	5,990	6,311
Total lease liabilities, end of period	72,118	37,075

Less: current portion of lease liabilities	(20,206)	(16,806)
Total non-current portion of lease liabilities	51,912	20,269

During the nine months ended September 30, 2026, the Company recognized additions to lease liabilities relating to additional mining equipment made available for use under an existing lease arrangement, and the remeasurement of another lease following the modification of that lease arrangement's terms and conditions.

During the three and nine months ended September 30, 2026, the Company incurred $50.6 million and $125.4 million, respectively, relating to variable lease payments under mining services contracts and other mining related contracts which have not been included in the measurement of lease liabilities (three and nine months ended September 30, 2025 - $36.7 million and $92.1 million, respectively).

11. Deferred and contingent consideration

On March 4, 2024, the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM ("the Acquisition"). In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events.

The Company recognized the following financial liabilities at fair value as of the acquisition date, which were subsequently remeasured as of September 30, 2026 in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	September 30, 2026	December 31, 2025
	$	$
Deferred consideration	29,546	28,242
Contingent consideration	20,700	19,320
Nkran royalty	8,699	6,988
Total deferred and contingent consideration	58,945	54,550

Less: current portion of deferred consideration	(29,546)	(28,242)
Total non-current portion of deferred and contingent consideration	29,399	26,308

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

(a) Deferred consideration

$55.0 million of the aggregate consideration payable was deferred with $25.0 million due on or before December 31, 2025 (paid) and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the deferred consideration at initial recognition by discounting the contractual future cash flows at a discount rate of 6.3%. After initial recognition, the deferred consideration was measured at amortized cost.

During the three and nine months ended September 30, 2026, the Company recognized accretion expense of $0.4 million and $1.3 million, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and nine months ended September 30, 2025 - $0.8 million and $2.3 million, respectively). The $30.0 million payment due on or before December 31, 2026 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the deferred consideration for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	28,242	50,109
Payments	-	(25,000)
Accretion expense (note 20)	1,304	3,133
Balance, end of period	29,546	28,242

(b) Contingent consideration

$30.0 million of the aggregate consideration payable is contingent upon 100,000 gold ounces being produced from the Nkran deposit. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. The Company remeasured the fair value of the contingent consideration to $20.7 million as of September 30, 2026, and recognized $27 and $1.4 million fair value adjustment for the three and nine months ended September 30, 2026, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and nine months ended September 30, 2025 - fair value adjustment of $0.6 million and $1.8 million recognized in finance expense, respectively).

In determining the fair value at September 30, 2026, the Company applied the same fair value methodology as the December 31, 2025 valuation. Due to the recent increase in treasury bill and bond yields, the Company has applied a 16.0% discount rate assumption in the contingent consideration fair value model (December 31, 2025 - 14.5%). The contingent consideration falls within level 3 of the fair value hierarchy.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

(b) Contingent consideration (continued)

The following table summarizes the change in the carrying amount of the contingent consideration for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	19,320	16,873
Change in fair value during the period	1,380	2,447
Balance, end of period	20,700	19,320

(c) Nkran royalty

A 1% net smelter return royalty on gold revenue generated from the Nkran deposit is payable beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.

The Company estimated the fair value of the Nkran royalty by discounting forecast future cash flows at a discount rate of 16.0% (December 31, 2025 - 14.5%). The gold price assumption applied in estimating future royalty payments as of September 30, 2026 was based on a long-term consensus gold price of $3,600 per ounce. The Company remeasured the fair value of the Nkran Royalty to $8.7 million as of September 30, 2026, and recognized a $0.2 million (credit) and $1.7 million (debit) fair value adjustment for the three and nine months ended September 30, 2026, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and nine months ended September 30, 2025 - fair value adjustment of $0.8 million and $1.8 million, respectively, recognized in finance expense). The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran royalty for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	6,988	4,388
Change in fair value during the period	1,711	2,600
Balance, end of period	8,699	6,988

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

12. Provisions

(a) Legal provision

In 2019, a services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The Company, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The Company has sought to appeal the arbitration ruling. On March 26, 2026, the Court of Appeal dismissed the case on a procedural matter and did not consider the substantive merits of the case. The Company will continue to follow the mandated Ghanaian judicial process until the matter is settled.

A provision of $7.0 million has been recorded as of September 30, 2026 (December 31, 2025 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

Restricted cash

On June 22, 2026, AGGL received a garnishee order from a court in Ghana in the amount of $25.9 million, which impacts AGGL's ability to withdraw these funds on demand. The garnishee order was in connection with the aforementioned arbitrator's award plus interest. The Company believes the garnishee order was issued contrary to a stay of execution previously granted by a High Court in Ghana, which prevented the service provider from collecting payment while AGGL's appeal of the arbitrator's original award of $13.0 million worked through the judicial process. Additionally, the Company believes the amount of interest determined in the garnishee order is erroneous. AGGL has taken legal steps to appeal the garnishee order and filed for a stay of execution of the garnishee order. Until such time that the garnishee order is set aside, $25.9 million of AGGL's cash balance cannot be withdrawn on demand and as such has been presented as restricted cash in the Statement of Financial Position.

(b) Asset retirement provisions

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	75,732	66,060
Accretion expens e (note 20)	2,635	2,889
Change in estimate (note 7)	(5,394)	6,992
Reclamation undertaken during the period	(165)	(209)
Total asset retirement provisions, end of period	72,808	75,732

As at September 30, 2026, the Company's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 5.2% (December 31, 2025 - 4.1%).

The Company is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the Company of its reclamation obligations in respect of its mining leases at the AGM. The reclamation deposits have been presented within other non‐current assets in the Statement of Financial Position. Additionally, the Company has provided bank guarantees to the EPA in the amount of $18.6 million (December 31, 2025 - $16.2 million).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

13. Share capital

Authorized

Unlimited common shares without par value or restrictions.

14. Equity reserves and long-term incentive plan awards

The Company has an equity incentive plan under which stock options, restricted share units ("RSUs"), performance share units ("PSUs"), and deferred share units ("DSUs") may be awarded to directors, officers, employees, and other service providers. All share units awarded under the equity incentive plan may be designated by the Company's Board of Directors to be settled in either cash, common shares or a combination thereof.

(a) Stock options

Options granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black-Scholes option pricing model. Expected volatility is determined based on the historical volatility of the Company's share price over a period consistent with the expected life of the stock options.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2025	11,049,839	1.04
Granted	2,494,000	1.81
Exercised	(2,634,495)	1.08
Forfeited	(855,669)	1.07
Balance, December 31, 2025	10,053,675	1.21
Granted	1,354,500	4.06
Exercised	(2,126,997)	1.34
Forfeited	(626,003)	2.61
Balance, September 30, 2026	8,655,175	1.53

For stock options granted during the nine months ended September 30, 2026, the following assumptions were applied in the Black-Scholes option pricing models:

Assumptions
Expected life of option (years)	3.6
Forfeiture rate	17.7%
Dividend yield	0.0%
Risk-free rate	3.5%
Volatility	61.0%
Black Scholes fair value per option (in US dollars)	$1.53

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the nine months ended September 30, 2026 and year ended December 31, 2025:

	Number of RSUs
	September 30, 2026	December 31, 2025
Balance, beginning of period	439,440	548,284
Granted	332,000	223,000
Settled in cash	(93,436)	(204,581)
Settled in common shares	(136,996)	(77,996)
Forfeited	(61,001)	(49,267)
Balance, end of period	480,007	439,440

Cash-settled	185,000	97,436
Equity-settled	295,007	342,004
Total RSUs	480,007	439,440

RSUs granted during the nine months ended September 30, 2026 had an estimated forfeiture rate of 19.1% and a fair value per award of C$4.40 (nine months ended September 30, 2025 - estimated forfeiture rate of 8.8% and a fair value per award of C$1.76). Of the RSU awards granted in 2026, 135,000 units were classified as equity-settled awards and 197,000 units were classified as cash-settled. The liability associated with cash-settled awards is presented in accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the RSU liability for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	441	380
Awards vested and change in fair value, net of forfeited awards	242	439
Settled in cash	(239)	(281)
Equity-settled units transferred to share capital	(246)	(97)
Total RSU liability, end of period	198	441

Less: current portion of RSU liability	(198)	(357)
Non-current RSU liability, end of period	-	84

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units

PSUs have a cliff vesting feature and vest after a service period of three years. All PSUs contain a performance criterion applied to the number of units that vest. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of Company defined strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

	Number of PSUs
	September 30, 2026	December 31, 2025
Balance, beginning of period	1,591,968	1,476,487
Granted	267,000	612,000
Settled in cash	(419,810)	(592,750)
Added due to performance condition	91,842	154,498
Forfeited	(132,000)	(58,267)
Balance, end of period	1,399,000	1,591,968

For all PSUs granted during the nine months ended September 30, 2026, the awards had an estimated forfeiture rate of 6.1% and a fair value per award of C$4.40 (nine months ended September 30, 2025 - awards granted had an estimated forfeiture rate of 7.0% and a fair value per award of C$1.76).

The following table is a reconciliation of the movement in the PSU liability for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	1,320	927
Awards vested and change in fair value, net of forfeited awards	205	1,112
Settled in cash	(1,062)	(719)
Total PSU liability, end of period	463	1,320

Less: current portion of PSU liability	(463)	(918)
Non-current PSU liability, end of period	-	402

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest quarterly over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the nine months ended September 30, 2026 and year ended December 31, 2025:

	Number of DSUs
	September 30, 2026	December 31, 2025
Balance, beginning of period	5,793,800	4,830,900
Granted	426,400	962,900
Balance, end of period	6,220,200	5,793,800

Cash-settled	4,830,900	4,830,900
Equity-settled	1,389,300	962,900
Total DSUs	6,220,200	5,793,800

For DSUs granted during the nine months ended September 30, 2026 and 2025, the awards had an estimated weighted-average forfeiture rate of 0.0%. DSUs granted during the nine months ended September 30, 2026 had a fair value per award of C$4.40 (nine months ended September 30, 2025 - C$1.76). DSU awards granted since 2025 have been classified as equity-settled awards, and therefore the fair value determined on the grant date is amortized over the vesting period of one year. During the three and nine months ended September 30, 2026, the Company recognized $0.1 million and $1.3 million of share-based compensation expense, respectively, related to equity-settled DSU awards (three and nine months ended September 30, 2025 - $0.1 million and $1.2 million of share-based compensation expense, respectively).

The following table is a reconciliation of the movement in the DSU liability for the nine months ended September 30, 2026 and year ended December 31, 2025:

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	12,305	6,098
Awards vested and change in fair value	(2,761)	6,219
Effect of foreign exchange on DSU liability	(89)	(12)
DSU liability, end of period	9,455	12,305

The financial liability associated with cash-settled DSU awards is presented within accounts payable and accrued liabilities in the Statement of Financial Position.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(e) Share-based compensation expense

The following table is a summary of consolidated share-based compensation expense for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Equity-settled awards:
Stock options (note 14(a))	326	267	966	725
Share units	319	235	1,794	1,385
Share-based compensation expense, equity-settled awards - G&A	645	502	2,760	2,110

Share-based compensation expense (recovery), cash-settled awards - G&A	548	5,211	(2,407)	5,696
Share-based compensation expense, cash-settled awards - production costs	48	-	93	-
Total share-based compensation expense	1,241	5,713	446	7,806

15. Non-controlling interest ("NCI")

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	2,802	4,313
Net earnings (loss) attributable to NCI	16,044	(1,511)
Balance, end of period	18,846	2,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

16. Revenue

During the three and nine months ended September 30, 2026, the Company physically settled a portion of its gold hedges (note 23) by delivering 22,500 gold ounces and 50,000 gold ounces, respectively (three and nine months ended September 30, 2025 - nil). The sale of these gold ounces was recorded as revenue based on the London Bullion Market Association PM spot gold price on the date of delivery. Separately, the corresponding realized loss on the gold hedge derivative instrument was recorded within net revenue in the Statement of Operations and Comprehensive Income (Loss). The following table outlines the components of the Company's revenue and net revenue for the three and nine months ended September 30, 2026 and September 30, 2025.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Gold revenue at spot prices	171,607	114,043	493,854	287,641
By-product silver revenue	531	154	1,376	450
Revenue	172,138	114,197	495,230	288,091
Realized loss on gold hedges (note 25(b))	(27,879)	(13,094)	(73,445)	(28,696)
Realized revenue	144,259	101,103	421,785	259,395
Settlement of gold hedges with losses recognized in prior periods	30,981	2,393	68,696	5,543
Unrealized (loss ) gain on gold hedges (notes 23 and 25(b))	(10,396)	(27,498)	2,736	(62,671)
Net revenue	164,844	75,998	493,217	202,267

During the three and nine months ended September 30, 2026 and 2025, the Company sold its gold to London Bullion Market Association registered banks at spot gold prices and sold a portion of its production to the Bank of Ghana under the country's gold buying program.

During the nine months ended September 30, 2026, revenue from four customers accounted for approximately 34%, 28%, 26% and 12% of the Company's total revenue, respectively (nine months ended September 30, 2025 - three customers accounted for 56%, 29% and 15% of total revenue, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

17. Production costs

The following is a summary of production costs by nature recorded by the Company during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Raw materials and consumables	(18,124)	(12,377)	(47,680)	(36,732)
Salaries and employee benefits	(8,630)	(6,885)	(25,403)	(19,203)
Contractors and consultants	(39,132)	(22,891)	(101,442)	(56,936)
Change in inventories	15,436	6,545	33,303	6,956
Insurance, government fees, permits and other	(5,490)	(6,022)	(14,964)	(17,260)
Total production costs	(55,940)	(41,630)	(156,186)	(123,175)

18. Royalties

Until March 10, 2026, all of the AGM's concessions were subject to a 5% gross revenue royalty payable to the Government of Ghana. Effective March 10, 2026, the Government of Ghana amended the royalty law applicable to gold miners to a sliding scale royalty. Under this amendment, gold royalties are subject to a sliding scale, starting at 5% (if gold prices are below $1,900 per ounce) and increasing to 12% (if gold prices exceed $4,500 per ounce). Furthermore, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 11(c) and the Esaase deposit is subject to an additional 0.5% net smelter return royalty.

Additionally, for mining companies in Ghana, the Growth and Sustainability Levy ("GSL") was levied at a rate of 3% of revenues. On March 13, 2026, the Government of Ghana passed into law an amendment to the GSL rate, reducing it to 1%.

19. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Wages, benefits and consulting	(2,327)	(2,280)	(7,253)	(7,062)
Office, rent and administration	(339)	(382)	(1,127)	(1,118)
Professional and legal	(329)	(312)	(1,056)	(1,153)
Share-based compensation	(1,193)	(5,713)	(353)	(7,806)
Travel, marketing, investor relations and regulatory	(503)	(206)	(1,380)	(1,036)
Depreciation	(32)	(29)	(96)	(90)
Total G&A expenses	(4,723)	(8,922)	(11,265)	(18,265)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

20. Finance expense

The following is a summary of finance expense recorded by the Company during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on lease liabilities (note 10)	(2,615)	(1,591)	(5,990)	(4,872)
Accretion expense on asset retirement provisions (note 12(b))	(1,007)	(729)	(2,635)	(2,139)
Accretion expense on deferred consideration (note 11(a))	(448)	(795)	(1,304)	(2,322)
Change in fair value of contingent consideration (notes 11(b) and (c))	122	(1,426)	(3,091)	(3,650)
Mark-to-market adjustment on marketable securities	(272)	-	(1,373)	-
RCF standby fees and other costs	(473)	-	(1,379)	-
Other	(108)	(80)	(670)	(262)
Total finance expense	(4,801)	(4,621)	(16,442)	(13,245)

21. Income taxes

(a) Current income tax

During the three and nine months ended September 30, 2026, the Company recognized current income tax expense of $15.3 million and $50.3 million, respectively (three and nine months ended September 30, 2025 - $21.8 million and $22.5 million, respectively) and paid income tax of $18.3 million and $40.9 million, respectively (three and nine months ended September 30, 2025 - $11.6 million and $12.3 million, respectively). In Ghana, income tax installments are paid quarterly, with 90% of estimated taxes due by December 31st of the current tax year. Any remaining tax payments are made upon filing of the annual tax return.

During the three and nine months ended September 30, 2026, the Company recognized $0.3 million and $1.1 million of withholding taxes payable in Ghana, which is presented in current income tax expense.

(b) Deferred income tax

During the three and nine months ended September 30, 2026, the Company recognized a deferred income tax ("DIT") expense of $1.4 million and $5.6 million, respectively (three and nine months ended September 30, 2025 - $14.7 million). The Company's DIT liability arises due to certain liabilities of AGGL that may not have tax basis at the time those liabilities are expected to be incurred.

(c) Effective tax rate ("ETR")

The Company's ETR differs from the combined Canadian federal and provincial statutory tax rate of 27% because the current income tax expense arises primarily from taxable income generated in Ghana by AGGL, which is subject to a statutory tax rate of 35%. The Company's other subsidiaries generated tax losses during the period, with no corresponding tax benefit recognized.

(d) Significant developments

There were no changes to income tax legislation that materially affected the Company, nor its subsidiaries, during the nine months ended September 30, 2026.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

22. Income (loss) per share

For the three and nine months ended September 30, 2026 and 2025, the calculation of basic and diluted income (loss) per share was based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income (loss) for the period attributable to common shareholders	$40,505	$(38,636)	$135,073	$(46,116)

Number of shares
Weighted average number of ordinary shares - basic	261,782,898	258,791,445	261,125,875	257,905,353
Effect of dilutive equity-settled share units	3,504,676	-	3,248,855	-
Effect of dilutive stock options	4,430,849	-	5,244,406	-
Weighted average number of ordinary shares - diluted	269,718,423	258,791,445	269,619,136	257,905,353

For the three and nine months ended September 30, 2026, excluded from the calculation of diluted weighted average shares were 1,129,500 stock options and 376,000 share units that were determined to be anti-dilutive.

For the three and nine months ended September 30, 2025, the effect of all potentially dilutive securities was anti-dilutive given that the Company reported a net loss in those periods.

23. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at September 30, 2026 and December 31, 2025.

			Over	September 30,	December 31,
	Within 1 year	1 - 5 years	5 years	2026	2025
Accounts payable and accrued liabilities	107,045	-	-	107,045	73,473
ZCC gold hedges	16,879	-	-	16,879	88,311
Long-term incentive plan (cash-settled awards)	10,116	-	-	10,116	14,066
Mining and other services contracts	29,083	63,265	-	92,348	63,901
Asset retirement provisions (undiscounted)	-	3,696	81,199	84,895	81,553
Deferred and contingent consideration (undiscounted)	30,000	44,096	2,417	76,513	73,004
Corporate office lease	116	353	-	469	561
Total commitments	193,239	111,410	83,616	388,265	394,869

The zero cost collar ("ZCC") gold hedges commitment represents the mark‐to‐market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The Company does not apply hedge accounting to the ZCC gold hedges. The remaining ZCC hedges are for 15,000 gold ounces of production in 2026. The ZCC hedges have a weighted-average put strike of $2,300 per ounce and a weighted-average call strike of $3,060 per ounce.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

23. Commitments and contingencies (continued)

Long‐term incentive plan commitments due within one year include all cash-settled DSU awards given they are current liabilities as the timing of those payments is beyond the control of the Company in the event that a director is to retire or there is a change of control.

The Company has several mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors.

The timing of contingent payments, totaling $46.5 million, is based upon management's best estimate of when payments would be required to be made based on the AGM's current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

24. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flows for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Operating activities:
Presentation of restricted cash (note 12(a))	-	-	(25,922)	-
RSU liabilities settled by issuance of common shares	-	-	(246)	(97)

Investing activities:
Change in asset retirement provisions included in MPP&E	(4,654)	1,139	(5,394)	5,724
Capitalized leases included in MPP&E	-	-	43,991	11,157

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

24. Supplemental cash flow information (continued)

The following table summarizes the changes in working capital for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Accounts receivable	(646)	(18)	(867)	38
Inventories	(15,682)	(6,329)	(34,435)	(4,753)
Value added tax receivables	514	(3,238)	(18,650)	(3,053)
Prepaid expenses and other	(3,697)	5,378	(3,146)	(2,463)
Accounts payable and accrued liabilities	31,081	12,191	36,798	23,081
Change in non-cash working capital	11,570	7,984	(20,300)	12,850

25. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at September 30, 2026	$	$	$	$
Financial assets:
Cash and cash equivalents (note 4)	-	86,822	86,822	86,822
Restricted cash (note 12(a))	-	25,922	25,922	25,922
Accounts receivable	-	918	918	918
Marketable securities (note 6)(1)	3,436	-	3,436	3,436
Total financial assets	3,436	113,662	117,098	117,098

Financial liabilities:
Accounts payable and accrued liabilities (2)	10,116	107,045	117,161	117,161
Financial liabilities (2)	16,879	-	16,879	16,879
Lease liabilities (note 10)	-	72,118	72,118	72,118
Deferred consideration (note 11(a))	-	29,546	29,546	29,546
Contingent consideration (note 11(b),(c))	29,399	-	29,399	29,399
Total financial liabilities	56,394	208,709	265,103	265,103

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities and financial liabilities include long‐term incentive plan and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(a) Financial assets and liabilities by categories (continued)

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2025	$	$	$	$
Financial assets:
Cash and cash equivalents	-	108,327	108,327	108,327
Accounts receivable	-	71	71	71
Marketable securities (1)	4,526	-	4,526	4,526
Total financial assets	4,526	108,398	112,924	112,924

Financial liabilities:
Accounts payable and accrued liabilities (2)	13,580	73,473	87,053	87,053
Financial liabilities (2)	77,317	-	77,317	77,317
Lease liabilities	-	37,075	37,075	37,075
Deferred consideration	-	28,242	28,242	28,242
Contingent consideration	26,308	-	26,308	26,308
Other non-current liabilities (2)	11,480	-	11,480	11,480
Total financial liabilities	128,685	138,790	267,475	267,475

(1)  Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities, financial liabilities, and other non‐current liabilities include long‐term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss. Long‐term incentive plan liabilities relate to cash-settled share‐based payments accounted for under IFRS 2 and are measured at fair value at each reporting date, with changes recognized in profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. Realized and unrealized gains or losses on gold hedge derivative instruments are presented within net revenue in the Statement of Operations and Comprehensive Income (Loss) and are disclosed in note 16.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

Contingent consideration and the Nkran royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are measured at fair value at each reporting date. The ZCC gold hedging instruments are classified within Level 2 of the fair value hierarchy, while marketable securities are classified within Level 1.

There were no transfers between the fair value levels during the nine months ended September 30, 2026 or 2025.

Refer to note 11 for a discussion on the valuation techniques applied to the contingent consideration and Nkran royalty. Cash-settled long-term incentive plan liabilities are measured based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. Refer to note 14 for further details. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalents and restricted cash held at banks in Canada, Isle of Man, and Ghana. The Company invests its cash and cash equivalents with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentrations of credit risk to any single counterparty. The risk of loss associated with cash investments is considered low as most of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at September 30, 2026, the Company had a $27.8 million value added tax receivable due from the Government of Ghana (December 31, 2025 - $10.8 million). The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial instrument risks (continued)

Liquidity risk (continued)

Through a combination of the Company's cash balance, cash flows generated by the Company's operations, and funds available to be drawn under the RCF, the Company believes it can meet all working capital requirements, contractual obligations, and commitments as they fall due. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flows to meet all commitments.

As at September 30, 2026, the Company continues to maintain its ability to meet its financial obligations as they come due.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the nine months ended September 30, 2026 was 2.1% (nine months ended September 30, 2025 - 4.1%). A +/‐1% change in short‐term interest rates during the nine months ended September 30, 2026 and 2025 would not have had a material impact on the Company's net income (loss) for the periods.

Amounts drawn on the RCF are subject to a floating interest rate based on SOFR plus a margin of 3.95% to 4.20% per annum. As at September 30, 2026, the RCF remained undrawn and therefore did not expose the Company to interest rate risk. However, future borrowings under the RCF, if any, would be subject to changes in SOFR, which would impact the Company's interest expense payable.

The contingent consideration and Nkran royalty are financial liabilities measured at fair value through profit or loss with fair values determined by reference to discounted cash flow models. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates would therefore impact the Company's earnings, however would not impact cash payments required to settle these obligations. The following table highlights the sensitivity of the fair values related to these financial liabilities as of September 30, 2026 and 2025 for a 1% decrease (increase) in the underlying discount rate.

		Change in fair value
	As at September 30, 2026		As at September 30, 2025
	1% increase to	1% decrease to	1% increase to	1% decrease to
	discount rate	discount rate	discount rate	discount rate
	$	$	$	$
Contingent consideration	(439)	453	(560)	582
Nkran royalty	(334)	349	(273)	286

(ii) Foreign currency risk

The Company presents its financial statements in U.S. dollars; however, certain operating and capital costs are incurred in Canadian dollars and Ghana Cedis. As a result, the financial results of the Company's operations as reported in U.S. dollars are subject to changes in the value of the U.S. dollar relative to local currencies. As the majority of the Company's gold sales are denominated in U.S. dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the U.S. dollar and positively impacted by the inverse.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk.

The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices, which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assesses the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and can impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to notes 16 and 25(b) for disclosure of realized losses recorded on the Company's gold hedging instruments during the period.

26. Segmented information

Geographic information

As at September 30, 2026, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

As at September 30, 2026:

	Canada	Ghana	Total
	$	$	$
Current assets	15,677	261,348	277,025
Mineral properties, plant and equipment and right-of-use assets	444	479,462	479,906
Other non-current assets	-	8,033	8,033
Total assets	16,121	748,843	764,964
Current liabilities	41,463	162,921	204,384
Non-current liabilities	29,692	153,042	182,734
Total liabilities	71,155	315,963	387,118

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of total assets and liabilities (continued)

As at December 31, 2025:

	Canada	Ghana	Total
	$	$	$
Current assets	47,307	154,876	202,183
Mineral properties, plant and equipment and right-of-use assets	514	388,095	388,609
Other non-current assets	-	8,259	8,259
Total assets	47,821	551,230	599,051
Current liabilities	43,712	176,868	220,580
Non-current liabilities	27,148	129,665	156,813
Total liabilities	70,860	306,533	377,393

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the three months ended September 30, 2026:

	Canada	Ghana	Total
	$	$	$
Revenue	-	172,138	172,138
Realized and unrealized losses on gold hedges	-	(7,294)	(7,294)
Net revenue	-	164,844	164,844

Cost of sales:
Production costs	-	(55,940)	(55,940)
Depreciation and depletion	-	(16,312)	(16,312)
Royalties	-	(20,346)	(20,346)
Income from mine operations	-	72,246	72,246

General and administrative expenses	(3,605)	(1,118)	(4,723)
Exploration and evaluation expenditures	-	(1,640)	(1,640)
(Loss) income from operations	(3,605)	69,488	65,883

Finance income	422	451	873
Finance expense	(593)	(4,208)	(4,801)
Foreign exchange gain (loss )	(11)	43	32
(Loss) income before income taxes	(3,787)	65,774	61,987

Current income tax expense	-	(15,255)	(15,255)
Deferred income tax expense	-	(1,373)	(1,373)
Net (loss) income and comprehensive (loss) income for the period	(3,787)	49,146	45,359

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the three months ended September 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	114,197	114,197
Realized and unrealized losses on gold hedges	-	(38,199)	(38,199)
Net revenue	-	75,998	75,998

Cost of sales:
Production costs	-	(41,630)	(41,630)
Depreciation and depletion	-	(15,256)	(15,256)
Royalties	-	(9,135)	(9,135)
Income from mine operations	-	9,977	9,977

General and administrative expenses	(8,096)	(826)	(8,922)
Exploration and evaluation expenditures	-	(879)	(879)
(Loss) income from operations	(8,096)	8,272	176

Finance income	2,116	131	2,247
Finance expense	(2,233)	(2,388)	(4,621)
Foreign exchange gain (loss)	21	(3,269)	(3,248)
(Loss) income before income taxes	(8,192)	2,746	(5,446)

Current income tax expense	-	(21,828)	(21,828)
Deferred income tax expense	-	(14,746)	(14,746)
Net loss and comprehensive loss for the period	(8,192)	(33,828)	(42,020)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the nine months ended September 30, 2026:

	Canada	Ghana	Total
	$	$	$
Revenue	-	495,230	495,230
Realized and unrealized losses on gold hedges	-	(2,013)	(2,013)
Net revenue	-	493,217	493,217

Cost of sales:
Production costs	-	(156,186)	(156,186)
Depreciation and depletion	-	(44,295)	(44,295)
Royalties	-	(55,239)	(55,239)
Income from mine operations	-	237,497	237,497

General and administrative expenses	(8,536)	(2,729)	(11,265)
Exploration and evaluation expenditures	-	(3,253)	(3,253)
(Loss) income from operations	(8,536)	231,515	222,979

Finance income	1,070	1,106	2,176
Finance expense	(5,851)	(10,591)	(16,442)
Foreign exchange gain (loss)	81	(1,787)	(1,706)
(Loss) income before income taxes	(13,236)	220,243	207,007

Current income tax expense	-	(50,299)	(50,299)
Deferred income tax expense	-	(5,591)	(5,591)
Net (loss) income and comprehensive (loss) income for the period	(13,236)	164,353	151,117

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the nine months ended September 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	288,091	288,091
Realized and unrealized losses on gold hedges	-	(85,824)	(85,824)
Net revenue	-	202,267	202,267

Cost of sales:
Production costs	-	(123,175)	(123,175)
Depreciation and depletion	-	(42,703)	(42,703)
Royalties	-	(21,515)	(21,515)
Income from mine operations	-	14,874	14,874

General and administrative expenses	(15,930)	(2,335)	(18,265)
Exploration and evaluation expenditures	-	(3,260)	(3,260)
(Loss) income from operations	(15,930)	9,279	(6,651)

Finance income	4,860	437	5,297
Finance expense	(5,994)	(7,251)	(13,245)
Foreign exchange gain	88	1,948	2,036
(Loss) income before income taxes	(16,976)	4,413	(12,563)

Current income tax expense	-	(22,549)	(22,549)
Deferred income tax expense	-	(14,746)	(14,746)
Net loss and comprehensive loss for the period	(16,976)	(32,882)	(49,858)